CODE OF ETHICS

                      Artificial Life, Inc. CODE OF ETHICS

     This ARTIFICIAL LIFE, INC. Code of Ethics applies to the principal executive officer, principal financial officer, principal accounting officer, principal technology officer and controller of ARTIFICIAL LIFE, INC. and its subsidiaries. ARTIFICIAL LIFE, INC. expects all of its employees to act in accordance with the highest standards of personal and professional integrity in all aspects of their activities, to comply with all applicable laws, rules and regulations, to deter wrongdoing and abide by the ARTIFICIAL LIFE, INC. policies and procedures adopted by ARTIFICIAL LIFE, INC. that govern the conduct of its employees.

     By executing below, you agree to:

     (a) Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

     (b) Avoid conflicts of interest and to disclose to the principal executive officer of ARTIFICIAL LIFE, INC. any material transaction or relationship that reasonably could be expected to give rise to such a conflict.

     (c) Take all reasonable measures to protect the confidentiality of non-public information about ARTIFICIAL LIFE, INC. or its subsidiaries and their customers obtained or created in connection with your activities and to prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process;

     (d) Produce full, fair, accurate, timely, and understandable disclosure in reports and documents that ARTIFICIAL LIFE, INC. or its subsidiaries files with, or submits to, the Securities and Exchange Commission and other regulators and in other public communications made by ARTIFICIAL LIFE, INC. or its subsidiaries;

     (e) Comply with applicable governmental laws, rules and regulations, as well as the rules and regulations of self-regulatory organizations of which ARTIFICIAL LIFE, INC. or its subsidiaries is a member; and

     (f) Promptly report any possible violation of this Code of Ethics to the principal executive officer of ARTIFICIAL LIFE, INC. Company

     You are prohibited from directly or indirectly taking any action to fraudulently influence, coerce, manipulate or mislead ARTIFICIAL LIFE, INC. or its subsidiaries' independent public auditors for the purpose of rendering the financial statements of ARTIFICIAL LIFE, INC. or its subsidiaries misleading.

     You understand that you will be held accountable for your adherence to this Code of Ethics. Your failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including termination of employment. Violations of this Code of Ethics may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or ARTIFICIAL LIFE, INC.

     If you have any questions regarding the best course of action in a particular situation, you should promptly contact the principal executive officer. You may choose to remain anonymous in reporting any possible violation of this Code of Ethics. Your Personal Commitment to the ARTIFICIAL LIFE, INC. Code of Ethics
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Your Personal Commmitment to the ARTIFICIAL LIFE, INC. Code of Ethics

I acknowledge that I have received and read the ARTIFICIAL LIFE, INC. Code of Ethics, dated ____________, _____, and understand my obligations as an employee to comply with the Code of Ethics of ARTIFICIAL LIFE, INC.

I understand that my agreement to comply with the Code of Ethics does not constitute a contract of employment.

Please sign here: __________________________________     Date: ________________


Please print your name: ____________________________

This signed and completed for must be returned to your manager or designated human resources professional.